NEWS RELEASE

BROOKFIELD COMPLETES C$200 MILLION PREFERRED SHARE ISSUE

New York, December 31, 2003 – Brookfield Properties Corporation (BPO: NYSE/TSX) today announced the completion of its previously-announced Class AAA Series I preference share issue in the amount of C$200 million.

Brookfield issued 8 million Class AAA Preference Shares, Series I, at a price of C$25 per share with a yield of 5.2% per annum including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The net proceeds will be utilized for general corporate purposes including the repayment of corporate debt. The Series I Preference Shares will commence trading on the Toronto Stock Exchange on December 31, 2003 under the symbol BPO.PR.I.

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Brookfield Properties Corporation, with a stock market value of over US$9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit the Brookfield Properties Web site at www.brookfieldproperties.com.

Contact Information:

Melissa Coley	Craig Laurie
Vice President, Investor Relations and	Chief Financial Officer
Communications	Brookfield Properties Corporation
Brookfield Properties Corporation	Tel: 212-417-7040
Tel: 212-417-7215	Fax: 212-417-7262
Fax: 212-417-7262	Email: claurie@brookfieldproperties.com
Email: mcoley@brookfieldproperties.com